787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 16, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ashley Vroman-Lee, Esq.

Re:

SunAmerica Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 111 to Registration

Statement on Form N-1A

Securities Act File No. 033-52742

Investment Company Act File No. 811-07238

Dear Ms. Vroman-Lee:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on March 25, 2019, regarding Post-Effective Amendment No. 111 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 112 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SA Fidelity Institutional AM® International Growth Portfolio, a new series of the Registrant (the “Portfolio”).

For your convenience, the substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

GENERAL COMMENT

Comment 1:	Please respond to the Staff’s comments at least five days prior to the effective date of the Amendment.

Response 1:	The Registrant will respond to the Staff’s comments at least five days prior to the effective date of the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

PROSPECTUS

Comment 2:	With respect to the Expense Example in the subsection entitled “Fees and Expenses of the Portfolio,” please state that “your costs would also be the same expenses if you did not redeem.”

Response 2:

The Registrant respectfully submits that it has considered the Staff’s comment and declines to make the requested change, as the Portfolio does not impose a contingent deferred sales charge on any of its share classes.

Comment 3:

With respect to Portfolio Turnover in the subsection entitled “Fees and Expenses of the Portfolio,” please consider disclosing that there is no portfolio turnover information provided for the Portfolio because the Portfolio is new.

Response 3:	The requested change has been made.

Comment 4:	In the subsection entitled “Principal Investment Strategies of the Portfolio,” please define the term “foreign securities” or revise the language to read “primarily in non-U.S. issuers.”

Response 4:	The Registrant has revised the disclosure to reflect that the Fund will invest primarily in “non-U.S. securities.”

Comment 5:

The Staff notes that the disclosure in Item 4 of the Prospectus is very sparse. Please include all relevant information with respect to the Portfolio’s principal investment strategies. For example, please explain what is meant by “bottom-up assessment” and the various factors that the subadviser will use, such as fundamental analysis, financial condition, earnings outlook and strategy. Also, please disclose growth strategy, as it is included in the Portfolio’s name and is a principal risk.

Response 5:

The Registrant has revised the first paragraph of the above-referenced disclosure to read as follows (additions bolded and underlined; deletions in strikethrough): “The Portfolio attempts to achieve its goal by investing primarily in non-U.S. ~~foreign~~ securities, including securities of issuers located in emerging markets, that demonstrate the potential for capital appreciation. Under normal circumstances, the Portfolio’s assets will be invested primarily in common stocks, which may include stocks trading in local markets under local currencies, American Depositary Receipts or Global Depositary Receipts. The Portfolio may invest in equity securities of companies in any market capitalization range. Under normal market conditions, the Portfolio will hold investments in a number of different countries and regions throughout the world.”

With respect to the term “bottom-up assessment” and the various factors, the Registrant believes that these are commonly used and well-understood investment terms. Accordingly, it respectfully declines to change the disclosure. The

Registrant, however, has enhanced the definition of “fundamental analysis” in the “Glossary” and has added a definition of “bottom-up assessment” to the “Glossary.”

With respect to adding growth strategy disclosure, the Registrant respectfully notes that the disclosure already states that the Portfolio will invest in non-U.S. securities that “demonstrate the potential for capital appreciation.” The Registrant submits that the term “capital appreciation” is synonymous with long-term growth. Accordingly, it respectfully declines to make the requested change.

Comment 6:

The Staff notes that “Currency Volatility Risk” is listed as a principal risk of the Portfolio in the subsection entitled “Principal Risks of Investing in the Portfolio.” Please tie this risk into the Portfolio’s principal investment strategies to put investors on notice. For example, please note whether the Portfolio will hold non-U.S. dollar-denominated securities or depositary receipts.

Response 6:	Please see Response No. 5.

Comment 7:

The Staff notes that “Country, Sector or Industry Focus Risk” is listed as a principal risk of the Portfolio in the subsection entitled “Principal Risks of Investing in the Portfolio.” Please disclose the sectors and/or industries in which the Portfolio intends to invest both in this risk factor and in the “Principal Investment Strategies of the Portfolio” section.

Response 7:

The Registrant submits that the Portfolio does not focus its investments in any one particular country, sector and/or industry. The Registrant believes that the above-mentioned risk factor reflects an appropriate amount of specificity and is intended to preserve the flexibility that is necessary in the context of managing the Portfolio. Accordingly, it respectfully declines to make this change.

Comment 8:

The Staff notes that “Active Trading Risk” is listed as a principal risk of the Portfolio in the subsection entitled “Principal Risks of Investing in the Portfolio.” Please note that disclosure should be added in Item 4 and Item 9 of the Prospectus with respect to this risk.

Response 8:

The Registrant has revised the subsection entitled “Principal Investment Strategies of the Portfolio” to add the following disclosure: “The subadviser may engage in frequent and active trading of portfolio securities.” It also notes that “Active Trading Risk” is already included in Item 9 of the Prospectus.

Comment 9:	In the subsection entitled “Principal Risks of Investing in the Portfolio,” please consider adding new fund risk.

Response 9:	The Registrant respectfully submits that it has considered the Staff’s comment and declines to make the requested change.

Comment 10:	In the subsection entitled “Performance Information,” please identify the appropriate broad-based securities market index that the Portfolio will use.

Response 10:	The requested change has been made.

Comment 11:	Please confirm that the portfolio manager listed in the Prospectus will be primarily responsible for the day-to-day management of the Portfolio’s portfolio pursuant to Item 5 of Form N-1A.

Response 11:	The Registrant confirms that the portfolio manager listed in the Prospectus will be primarily responsible for the day-to-day management of the Portfolio’s portfolio.

Comment 12:

The Staff notes that Item 9 should include a more robust version of the Portfolio’s investment objective, principal investment strategies and principal investment risks. Please revise. See Item 9 of Form N-1A and IM Guidance Update June 2014 (No. 2014-08). Please also revise the Portfolio’s disclosure to incorporate glossary information about principal investments. The “Glossary” by itself does not provide clear disclosure for an investor to understand the Portfolio’s principal investments, strategies and associated risks.

Response 12:

The Portfolio’s principal investment strategies and risks are summarized in the subsections entitled “Principal Investment Strategies of the Portfolio” and “Principal Risks of Investing in the Portfolio,” respectively, of the Portfolio’s Prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits the Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the Portfolio’s principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9. The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A.

With respect to revising the Portfolio’s disclosure to incorporate glossary information about principal investments, the Registrant submits that the disclosure as revised in Response Nos. 5 and 8 reflects the full investment strategies of the Portfolio, and it therefore respectfully declines to make additional changes.

Comment 13:

In the subsection entitled “Glossary – Investment Terms – Equity securities,” the Staff notes that the Portfolio may invest in convertible securities. Please disclose whether the Portfolio will invest in contingent convertible securities (i.e., CoCos)? If so, please identify and provide appropriate risk disclosure with respect to these investments.

Response 13:	The Registrant submits that the Portfolio does not intend to invest in contingent convertible securities.

Comment 14:

With respect to the definition of “fundamental analysis” in the subsection entitled “Glossary – Investment Terms,” please explain this process and how it is used in the adviser’s determination as to the purchase and sale of portfolio securities.

Response 14:

In buying and selling securities for the Portfolio, the subadviser relies on fundamental analysis to identify investment opportunities where the subadviser has a differentiated view from market consensus regarding the durability of a company’s returns and growth rates over time. The subadviser evaluates a company’s potential for success by examining a number of factors, such as its financial condition (e.g., balance sheet strength, cash flow and profitability trends), earnings outlook, strategy, management, and economic and market conditions. As part of the research process, the subadviser seeks to gain a deep understanding of industry dynamics, and a determination of the modeling and valuation techniques best suited to each industry, point in the cycle, or point in the evolution of an industry. This analysis helps to identify businesses that the subadviser believes can maintain a leadership position for a longer time than is priced in at purchase, as well as those that do not meet the subadviser’s investment criteria.

Based on the foregoing, the Registrant has revised the definition of “fundamental analysis” to read as follows (additions bolded and underlined): “Fundamental analysis is a method of evaluating a security or company by attempting to measure its intrinsic value by examining related economic, financial and other qualitative and quantitative factors. The factors that the adviser or subadviser may examine include a company’s financial condition (e.g. balance sheet strength, cash flow and profitability trends), earnings outlook, strategy, management, and overall economic and market conditions.”

Comment 15:

The Staff notes that the risk factor disclosure in the subsection entitled “Glossary – Risk Terminology” is virtually identical to the disclosure contained in the summary. Item 4 is supposed to be a summary of the detailed risk disclosure in response to Item 9. When the disclosure is virtually identical, the Portfolio has not followed the layered disclosure regime adopted by the SEC for Form N-1A. Please revise.

Response 15:

The Registrant submits that, where appropriate, it has already included additional disclosure in response to Item 9 and that the risk factor disclosure in this subsection fully discloses the principal risks of investing in the Portfolio. Accordingly, the Registrant respectfully declines to make additional changes.

Comment 16:

The Staff notes that there is a reference to the MSCI ACWI ex-U.S. Index in the subsection entitled “Glossary – About the Index.” Please confirm whether this will be the appropriate broad-based securities market index that the Portfolio will use.

Response 16:	The Registrant submits that the MSCI ACWI ex-U.S. Index (net) will be the appropriate broad-based securities index against which the Portfolio will compare its performance.

SAI

Comment 17:

In the second paragraph of the subsection entitled “Investment Advisory and Management Agreement – Advisory Fees,” please confirm that romanette (b) means at the time of recoupment in this subsection and throughout the Amendment, where applicable.

Response 17:	The Registrant confirms that romanette (b) in this subsection and throughout the Amendment refers to at the time of recoupment.

The Staff reminds you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * * * * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8037.

Very truly yours,
/s/ Stacey P. Ruiz
Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC

Edward Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP